UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 31, 2012

Commission File Number: 001-35408

AVG TECHNOLOGIES N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Item

1.	Press release

Item 1

AVG Reports Third Quarter 2012 Financial Results

Revenue Grows 34 Percent in Q3 Year Over Year; Reports Q3 GAAP EPS of $0.35 and Non-GAAP

EPS of $0.43; Raises Fiscal Year 2012 Outlook

AMSTERDAM, October 31, 2012 / PRNewswire / — AVG Technologies N.V. (NYSE: AVG) today reported results for the third quarter ended September 30, 2012.

“AVG’s financial results well exceeded our expectations for the third quarter, driven by strong growth in both our subscription and platform derived businesses,” stated J.R. Smith, chief executive officer of AVG. “During the quarter, we enhanced our portfolio of products and services with the launch of AVG 2013. Our latest line of products and services focuses on protection, performance and privacy as well as the introduction of free phone support for even our free customers. Also in the quarter, we continued to increase our active user count to 143 million, including 20 million mobile users. Considering our strong execution, we are again raising our outlook for the fiscal year 2012.”

Revenue for the third quarter of 2012 was $95.3 million, compared with $71.2 million for the third quarter of 2011, an increase of 34 percent.

Net income for the third quarter of 2012 was $19.0 million, or $0.35 per diluted ordinary share, based on 54.7 million weighted-average diluted shares outstanding. This compares to net income of $6.7 million, or $0.09 per diluted share, and 39.1 million weighted-average diluted shares outstanding for the third quarter of 2011.

Non-GAAP adjusted net income for the third quarter of 2012 was $23.4 million, or $0.43 per diluted share. This compares to non-GAAP adjusted net income of $10.5 million, or $0.20 per diluted share, for the same period of the prior year1. Non-GAAP results for the third quarter of 2012 exclude $2.7 million in share-based compensation expense and $1.9 million in acquisition amortization and reflect a $0.2 million adjustment to normalize to a tax rate of 14 percent.

Deferred revenue as of September 30, 2012 was $162.2 million. Cash and cash equivalents totaled $86.7 million as of September 30, 2012. Net debt2 was $66.2 million as of September 30, 2012, compared to $73.7 million at June 30, 2012.

AVG generated $25.3 million in cash from operating activities in the third quarter of 2012, and $27.2 million in non-GAAP unlevered free cash flow. This represents a 29 percent revenue to non-GAAP unlevered free cash flow conversion rate.

[1]

Non-GAAP adjusted net income per non-GAAP diluted share is calculated based on adjusted net income including earnings attributable to preferred shares in 2011. For further details, see the reconciliation note at the end of this press release.

[2]	Net debt represents current and non-current debt less cash and cash equivalents.

Financial Outlook

Based on information available as of October 31, 2012, AVG is providing the following financial outlook for the fourth quarter of 2012:

•	Revenue is expected to be in the range of $94.0 million to $98.0 million.

•	Net income is expected to be in the range of $9.0 million to $10.0 million; diluted EPS is expected to be in the range of $0.16 to $0.18.

•	Non-GAAP adjusted net income is expected to be in the range of $14.0 million to $15.0 million; non-GAAP diluted EPS is expected to be in the range of $0.25 to $0.27.

AVG’s expectation of non-GAAP adjusted net income for the fourth quarter of 2012 excludes share-based compensation expense and acquisition amortization and assumes a tax rate of 14 percent. For the purpose of calculating diluted EPS and non-GAAP diluted EPS in the fourth quarter, the company assumes approximately 55.5 million weighted-average shares outstanding.

Based on information available as of October 31, 2012, AVG is increasing its financial outlook for fiscal year 2012 as follows:

•	Revenue is expected to be in the range of $354.0 million to $358.0 million.

•	Net income is expected to be in the range of $50.0 million to $51.0 million; diluted EPS is expected to be in the range of $0.91 to $0.93.

•	Non-GAAP adjusted net income is expected to be in the range of $73.0 million to $74.0 million; non-GAAP diluted EPS is expected to be in the range of $1.34 to $1.36.

•	Operating cash flow is expected to be in the range of $110.0 million to $114.0 million; non-GAAP unlevered free cash flow is expected to be in the range of $111.0 million to $115.0 million.

AVG’s expectation of non-GAAP adjusted net income for the fiscal year 2012 excludes share-based compensation expense and acquisition amortization and assumes a tax rate of 14 percent. For the purpose of calculating diluted EPS and non-GAAP diluted EPS for 2012, the company assumes approximately 54.5 million weighted-average shares outstanding.

Conference Call Information

AVG will hold its quarterly conference call today at 22:00 CET/5:00 p.m. ET/2:00 p.m. PT to discuss its third quarter financial results, business highlights and outlook. The conference call may be accessed via webcast at http://investors.avg.com or by calling +1 (877) 941-1427 (United States and Canada) or +1 (480) 629-9664 (International).

A replay of the webcast can be accessed via http://investors.avg.com. Additionally, an audio replay of the conference call will be available through November 7, 2012 by calling +1 (800) 406-7325 (United States and Canada) or +1 (303) 590-3030 (International), (conference passcode required: 4568939#).

Use of Non-GAAP Financial Information

This press release contains supplemental non-GAAP financial measures including the following: non-GAAP adjusted net income, non-GAAP adjusted net income per diluted share and non-GAAP unlevered free cash flow. The presentation of this supplemental non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with generally accepted accounting principles in the United States. In particular, adjusted net income, adjusted net income per diluted share and unlevered free cash flow should not be considered as measurements of the company’s financial performance or liquidity under U.S. GAAP, as alternatives to income, operating income, cash flow from operation or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as a measure of the company’s liquidity. Adjusted net income, adjusted net income per diluted share and unlevered free cash flow have limitations as analytical tools and should not be considered in isolation from, or as substitutes for, analysis of AVG’s results of operations, including its cash flows, as reported under U.S. GAAP. Some of the limitations of adjusted net income, adjusted net income per diluted share and unlevered free cash flow as financial measures are:

•

they do not reflect the company’s future requirements for capital expenditure or contractual commitments, nor, in the case of the income measures, do they reflect the actual cash contributions received from customers;

•	except in the case of free cash flow, they do not reflect changes in, or cash requirements for, the company’s working capital needs;

•	they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the company’s debt;

•

although amortization and share-based compensation are non-cash charges, the assets being amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•	other companies in AVG’s industry may calculate these measures differently than AVG does, limiting their usefulness as comparative measures.

Because of these limitations, investors should rely on AVG’s consolidated financial statements prepared in accordance with U.S. GAAP and treat the company’s non-GAAP financial measures as supplemental information only.

AVG is providing these non-GAAP financial measures because it believes that such measures provide important supplemental information to management and investors about the company’s core operating results, primarily because the non-GAAP financial measures exclude certain expenses and other amounts that management does not consider to be indicative of the company’s core operating results or business outlook. AVG management uses these non-GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, in evaluating the company’s operating performance, in planning and forecasting future periods, in making decisions regarding business operations and allocation of resources, and in comparing the company’s performance against its historical performance.

For a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with U.S. GAAP, please see “Reconciliation of U.S. GAAP to non-GAAP Financial Measures.” All non-GAAP financial measures should be read in conjunction with the comparable information presented in accordance with U.S. GAAP.

Forward-Looking Statements

This press release contains forward-looking statements within the Private Securities Litigation Reform Act of 1995, including those relating to an expected range of revenue, net income, EPS, operating cash flow, non-GAAP adjusted net income, non-GAAP EPS and non-GAAP unlevered free cash flow for the three-month period ending December 31, 2012 and/or the fiscal year ending December 31, 2012. Words such as “expects,” “expectation,” “intends,” “assumes,” “believes” and “estimates,” variations of such words and similar expressions are also intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. Factors that could cause or contribute to such differences include but are not limited to: changes in the company’s growth strategies; changes in the company’s future prospects, business development, results of operations and financial condition; changes to the online and computer threat environment and the endpoint security industry; competition from local and international companies, new entrants in the market and changes to the competitive landscape; the adoption of new, or changes to existing, laws and regulations; flaws in the assumptions underlying the calculation of the number of the company’s active users; the termination of or changes to the company’s relationships with its partners and other third parties; changes in the company’s and its partners’ responses to privacy concerns; the company’s plans to launch new products and online services and monetize its full user base; the company’s ability to attract and retain active and subscription users; the company’s ability to retain key personnel and attract new talent; the company’s ability to adequately protect its intellectual property; flaws in the company’s internal controls or IT systems; the company’s geographic expansion plans; the anticipated costs and benefits of the company’s acquisitions; the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights; the company’s legal and regulatory compliance efforts; and worldwide economic conditions and their impact on demand for the company’s products and services. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

Further information on these factors and other risks that may affect the company’s business is included in filings AVG makes with the Securities and Exchange Commission (SEC) from time to time, including its Annual Report on Form 20-F, particularly under the heading “Risk Factors”.

The financial information contained in this press release should be read in conjunction with the consolidated financial statements and notes thereto to be included in the company’s report on Form 6-K. The company’s results of operations for the third quarter ended September 30, 2012 are not necessarily indicative of the company’s operating results for any future periods.

These documents are available online from the SEC or in the Investor Relations section of our website at http://investors.avg.com. Information on our website is not part of this release. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

About AVG

AVG’s mission is to simplify, optimize and secure the Internet experience, providing peace of mind to a connected world. AVG’s powerful yet easy-to-use software and online services put users in control of their Internet experience. By choosing AVG’s software and services, users become part of a trusted global community that benefits from inherent network effects, mutual protection and support. AVG has grown its user base to 143 million active users as of September 30, 2012 and offers a product portfolio that targets the consumer and small business markets and includes Internet security, PC performance optimization, online backup, mobile security, identity protection and family safety software.

AVG Technologies N.V.

Condensed Consolidated Balance Sheets

(In Thousands)

	December 31, 2011	September 30, 2012
ASSETS
Current assets:
Cash and cash equivalents	$60,740	$86,703
Trade accounts receivable, net	25,363	34,993
Inventories	883	932
Deferred income taxes	18,394	18,394
Prepaid expenses	3,975	4,841
Prepaid share issuance cost	6,820	0
Other current assets	6,363	7,153

Total current assets	122,538	153,016
Property and equipment, net	12,436	12,303
Deferred income taxes	59,750	56,770
Intangible assets, net	35,035	36,850
Goodwill	71,367	72,277
Investment in equity affiliate	511	333
Investments	9,750	9,750
Other assets	248	2,510

Total assets	$311,635	$343,809

LIABILITIES, PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	11,035	9,983
Accrued compensation and benefits	15,941	18,876
Accrued expenses and other current liabilities	30,878	27,298
Current portion of long term debt	41,125	18,700
Income taxes payable	4,161	3,361
Deferred revenue	120,269	131,361

Total current liabilities	223,409	209,579
Long-term debt, less current portion	184,315	134,202
Deferred revenue, less current portion	30,839	30,844
Other non-current liabilities	3,397	3,646

Total liabilities	441,960	378,271

Class D preferred shares	191,954	0
Ordinary shares	476	722
Additional paid-in capital (Distributions in excess of capital)	(388,225)	(136,341)
Treasury shares	0	(3,869)
Accumulated other comprehensive loss	(6,324)	(5,129)
Retained earnings	71,794	110,155

Total shareholders’ deficit	(322,279)	(34,462)

Total liabilities, preferred shares and shareholders’ deficit	$311,635	$343,809

AVG Technologies N.V.

Condensed Consolidated Statements of Comprehensive Income

(In thousands, except share data and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2011	2012	2011	2012

Revenue:
Subscription	$43,942	$49,226	$130,071	$143,210
Platform-derived	27,228	46,027	68,022	117,551

Total revenue	71,170	95,253	198,093	260,761

Cost of revenue:
Subscription	5,832	5,794	17,287	19,597
Platform-derived	3,352	9,548	6,517	20,214

Total cost of revenue	9,184	15,342	23,804	39,811

Gross profit	61,986	79,911	174,289	220,950
Operating expenses:
Sales and marketing	19,190	22,298	53,904	63,710
Research and development	8,835	11,833	24,478	38,981
General and administrative	18,332	16,784	35,984	48,588

Total operating expenses	46,357	50,915	114,366	151,279

Operating income	15,629	28,996	59,923	69,671
Other expense, net	(5,535)	(6,383)	(12,278)	(17,732)

Income before income taxes and loss from investment in equity affiliate	10,094	22,613	47,645	51,939
Benefit (Provision) for income taxes	(3,373)	(3,581)	52,212	(10,845)
Loss from investment in equity affiliate	(61)	(69)	(180)	(178)

Net income	6,660	18,963	99,677	40,916

Comprehensive income	$4,418	$19,686	$96,767	$42,111
Net income	$6,660	$18,963	$99,677	$40,916
Preferred share dividends	(1,802)	0	(5,406)	(753)
Distributed and undistributed earnings to participating securities	(1,214)	0	(27,513)	0

Net income available to ordinary shareholders	$3,644	$18,963	$66,758	$40,163

Net income available to ordinary shareholders - basic	$3,644	$18,963	$66,758	$40,163
Net income available to ordinary shareholders - diluted	$3,644	$18,963	$66,758	$40,916
Earnings per ordinary share - basic	$0.10	$0.35	$1.85	$0.77
Earnings per ordinary share - diluted	$0.09	$0.35	$1.72	$0.75
Weighted-average shares outstanding - basic	36,000,000	54,232,743	36,000,000	51,850,912
Weighted-average shares outstanding - diluted	39,137,695	54,710,323	38,837,773	54,231,072

AVG Technologies N.V.

Condensed Consolidated Statements of Cash Flows

(In thousands)

	Three months ended September 30,		Nine months ended September 30,
	2011	2012	2011	2012

OPERATING ACTIVITIES:
Net income	$6,660	$18,963	$99,677	$40,916
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	2,922	4,279	7,943	12,652
Share-based compensation	1,189	2,727	3,012	10,753
Deferred income taxes	4,545	2,122	(51,997)	3,487
Change in the fair value of contingent consideration liabilities	(576)	(600)	(401)	(332)
Amortization of financing costs and loan discount	659	2,179	1,402	3,512
Dividend income	0	339	0	0
Loss from investment in equity affiliate	61	69	180	178
Loss (gain) on sale of property and equipment	61	(9)	232	(50)
Net change in assets and liabilities, excluding effects of acquisitions:
Trade accounts receivable, net	1,893	(5,345)	5,496	(8,629)
Inventories	(136)	(271)	(125)	(42)
Accounts payable and accrued liabilities	2,030	1,577	1,377	8,089
Accrued compensation and benefits	919	(1,983)	299	488
Deferred revenue	(5,379)	3,272	3,037	9,540
Income taxes payable	77	(1,850)	949	(803)
Other assets	(5,926)	(257)	(7,907)	(1,468)
Other liabilities	770	54	(458)	(184)

Net cash provided by operating activities	9,769	25,266	62,716	78,107

INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(3,842)	(1,572)	(7,753)	(10,264)
Proceeds from sale of property and equipment	(2)	9	100	83
Dividends received	0	(339)	0	0
Cash payments for acquisitions, net of cash acquired	(31,863)	(500)	(38,899)	(4,447)

Net cash provided by investing activities	(35,707)	(2,402)	(46,552)	(14,628)

FINANCING ACTIVITIES:
Payment of contingent consideration	0	(11,240)	(2,784)	(11,240)
Payment of deferred purchase consideration	0	0	0	(1,900)
Proceeds from long-term debt net of discount	0	0	230,285	0
Debt issuance costs	(75)	0	(6,581)	0
Proceeds from issuance of ordinary shares	0	0	0	64,000
Share issuance costs	0	(262)	0	(8,302)
Proceeds from exercise of share options	0	0	0	347
Excess tax benefit	0	674	0	674
Repayment of principal on long-term borrowings	0	(46,675)	(1,125)	(76,050)
(Increase) decrease in restricted cash	0	34	1,333	(527)
Dividends paid	(1,802)	0	(228,091)	(2,555)
Repurchase of own shares	0	(3,869)	0	(3,869)
Repurchases of share options from employees	0	(114)	0	(1,022)

Net cash provide by financing activities	(1,877)	(61,452)	(6,963)	(40,444)

Effect of exchange rate fluctuations on cash and cash equivalents	(901)	1,566	941	2,928

Change in cash and cash equivalents	(28,716)	(37,022)	10,142	25,963

Beginning cash and cash equivalents	102,004	123,725	63,146	60,740

Ending cash and cash equivalents	$73,288	$86,703	$73,288	$86,703

Supplemental cash flow disclosures:
Income taxes paid	$(2,075)	$(3,440)	$(4,702)	$(6,028)
Interest paid	$(4,512)	$(3,842)	$(9,022)	$(12,715)
Suplemental non-cash disclosures:
Issuance of ordinary shares on conversion of Class D preferred shares	$0	$0	$0	$191,954

AVG Technologies N.V.

Reconciliation of GAAP Measures to Non-GAAP Measures

(In thousands, except revenue per average active user data)

	Three months ended September 30,		Nine months ended September 30,
	2011	2012	2011	2012
Net cash provided by operating activities	$9,769	$25,266	$62,716	$78,107
Less: Payments for property and equipment and intangible assets	(3,842)	(1,572)	(7,753)	(10,264)
Add: Interest expense net (1)	4,673	3,458	10,153	11,444

Unlevered free cash flow, adjusted	$10,600	$27,152	$65,116	$79,287

(1) The tax adjustment for interest expense is based on an assumed tax rate of approximately 10%, which is a blended rate based on internal estimates of what the Company’s effective tax rate will be for the respective periods. Beginning in the quarter ended March 31, 2012, for interest expense the Company is using interest paid from the cash flow statement to calculate unlevered free cash flow. For prior periods, for interest expense the Company has continued to use interest expense from the income statement (which includes amortization of financing costs and loan discount). The Company has not adjusted the presentation for prior periods as this change in presentation of unlevered free cash flow, adjusted would not have had a material impact.

Revenue	$71,170	$95,253	$198,093	$260,761
Unlevered free cash flow, adjusted	10,600	27,152	65,116	79,287

Cash conversion	15%	29%	33%	30%

Total revenue (in thousands)	$71,170	$95,253	$198,093	$260,761
Active users at period end (in millions)	106	143	106	143
Average active users (in millions) (1)	102	136	103	126

Three/nine months revenue per average active user	$0.70	$0.70	$1.92	$2.07

	Twelve months ended September 30,
	2011	2012
Total revenue (in thousands)	$255,521	$335,060
Active users at period end (in millions)	106	143
Average active users (in millions) (1)	102	125

Rolling twelve months revenue per average active user	$2.51	$2.68

(1)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.

AVG Technologies N. V.

Reconciliation of GAAP Measures to Non-GAAP Measures

(In thousands except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2011	2012	2011	2012
Gross profit	$61,986	$79,911	$174,289	$220,950
Add back:
- Share based compensation	5	(12)	17	1
- Acquisition amortization	897	1,051	1,588	3,264

Non-GAAP adjusted gross profit	$62,888	$80,950	$175,894	$224,215

Revenue	$71,170	$95,253	$198,093	$260,761

Non-GAAP adjusted gross profit margin	88%	85%	89%	86%

Operating expenses	$46,357	$50,915	$114,366	$151,279
Less:
- Share-based compensation	(1,184)	(2,739)	(2,995)	(10,752)
- Acquisition amortization	(63)	(831)	(972)	(2,666)

Non-GAAP adjusted operating expenses	$45,110	$47,345	$110,399	$137,861

Operating income	$15,629	$28,996	$59,923	$69,671
Add back:
- Share based compensation	1,189	2,727	3,012	10,753
- Acquisition amortization	960	1,882	2,560	5,930

Non-GAAP adjusted operating income	$17,778	$33,605	$65,495	$86,354

Revenue	$71,170	$95,253	$198,093	$260,761

Non-GAAP adjusted operating income margin	25%	35%	33%	33%

Net income	$6,660	$18,963	$99,677	$40,916
Add back:
- Share based compensation	1,189	2,727	3,012	10,753
- Acquisition amortization	960	1,882	2,560	5,930
- Benefit (Provision) for income taxes	3,373	3,581	(52,212)	10,845
Adjusted profit before taxes	12,182	27,153	53,037	68,444
Less: Tax effect (1)	(1,705)	(3,786)	(7,425)	(9,582)

Non-GAAP adjusted net income	$10,477	$23,367	$45,612	$58,862

(1)	Adjusted for impact of normalized tax rate of 14%.

Weighted-average shares outstanding - diluted	39,138	54,710	38,838	54,231
Add back: Class D preferred shares	12,000	0	12,000	0

Non-GAAP fully diluted shares	51,138	54,710	50,838	54,231

Non-GAAP adjusted net income	$10,477	$23,367	$45,612	$58,862

Non-GAAP EPS, diluted	$0.20	$0.43	$0.90	$1.09

Share-Based Compensation

(In thousands)

	Three months ended September 30,		Nine months ended September 30,
	2011	2012	2011	2012
Cost of revenue	$(5)	$12	$(17)	$(1)
Sales and Marketing	586	(582)	(614)	(1,687)
Research and Development	(222)	(214)	(1,019)	(1,274)
General and Administrative	(1,548)	(1,943)	(1,362)	(7,791)

Share-based compensation	$(1,189)	$(2,727)	$(3,012)	$(10,753)

Acquisition Amortization

(In thousands)

	Three months ended September 30,		Nine months ended September 30,
	2011	2012	2011	2012
Cost of revenue	$(897)	$(1,051)	$(1,588)	$(3,264)
Sales and Marketing	(338)	(829)	(917)	(2,660)
Research and Development	275	(2)	(55)	(6)

Acquisition amortization	$(960)	$(1,882)	$(2,560)	$(5,930)

AVG Technologies N.V.

Reconciliation of GAAP Measures to Non-GAAP Measures

Notes to Non-GAAP Adjustments

Tax adjustment

The Company's profit and loss tax charge varies from period to period and has shown significant variations from its cash tax charge. In particular, the Company's entry into an innovation tax regime in the Netherlands resulted in a significant tax credit in June 2011, which will be reversed in future periods. In order to remove the period to period impact of these variations, the Company has used an estimated normalized tax rate of approximately 14% in its historic financial reporting and future projections to better reflect the core operational changes in the business. The normalized tax rate of approximately 14% is based on an estimate of the Company's future cash tax rate as well as its recent cash and income statement tax charges. The tax rate reflected on the income statement for 2009 and 2010 was on average approximately 12.7% and the tax paid reflected on the cash flow statement in 2011 was approximately 13% with the tax rate reflected on the cash flow statement over the last three full fiscal years being approximately 17%.

Preferred Share Adjustment

During the 2011 fiscal year the Company had 12 million preferred shares which were entitled to a preferred dividend of approximately $1.8 million per calendar quarter, as well as their pro rata amount of net income assuming distribution to each separate class of shareholder. These shares were excluded from calculations of net income available to ordinary shareholders. At the time of the Initial Public Offering these shares converted to ordinary shares on a 1 for 1 basis, and preferred dividends are no longer payable. In order to reflect the underlying income attributable to ordinary shareholders in the non-GAAP calculation of adjusted net income per diluted share, the Company has included net income available to all shareholders, including the holders of preferred shares. The Company believes that these non-GAAP adjustments will allow it to present core financial trends more consistently during the periods before and after conversion of the preferred shares to ordinary shares.

Contacts:

Anne Marie McCauley

Vice President of Investor Relations

415-371-2020

annemarie.mccauley@avg.com

Erica Abrams

The Blueshirt Group for AVG

415-217-5864

erica@blueshirtgroup.com

Matt Hunt

415-489-2194

matt@blueshirtgroup.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVG TECHNOLOGIES N.V.

Date: October 31, 2012	By:	/s/ John Little
Name: John Little
Title: Chief Financial Officer and Managing Director